

12028003

FORM 11-K

Received SEC
JUN 26 2012
Washington, DC 20549

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________________ to ____________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Received SEC
AUG 20 2012
Washington, DC 20549

The Middle River Aircraft Systems Salaried Savings Plan
GE Aviation, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Salaried Savings Plan

Date 6/18/12

(Signature)*
Name: JOHN V HEISER
Title: CFO

**Print name and title of the signing official under the signature.*

Original Signature



12028003

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aviation, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Salaried Savings Plan

Date 6/18/12

(Signature)*
Name: JOHN V HEISER
Title: CFO

**Print name and title of the signing official under the signature.*



THE MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

December 31, 2011 and 2010

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The Middle River Aircraft Systems Salaried Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Middle River Aircraft Systems Salaried Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 and schedule H, line 4a-schedule of delinquent participant contributions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 18, 2012

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Assets:		
Cash and cash equivalents (note 2)	$ 293,605	$ 286,591
Investments at fair value (notes 3 and 4)	36,544,184	36,139,600
Notes receivable from participants	475,058	428,338
Employee contributions receivable	37,384	33,628
Employer contributions receivable	13,687	13,757
Accrued dividends and interest	84,900	67,990
Total assets	37,448,818	36,969,904
Liabilities:		
Payable for excess contributions	37,541	62,749
Net assets available for plan benefits prior to adjustment	37,411,277	36,907,155
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(249,416)	(152,047)
Net assets available for plan benefits	$ 37,161,861	$ 36,755,108

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (note 3)	$ (1,361,845)	$ 3,458,505
Dividend and interest income	886,012	735,030
	(475,833)	4,193,535
Interest on notes receivable from participants	21,483	24,893
Contributions:		
Employee	2,335,202	2,102,332
Employer	746,443	664,019
	3,081,645	2,766,351
Total additions	2,627,295	6,984,779
Deductions from net assets attributed to:		
Benefits paid to participants	2,219,154	3,263,570
Expenses and loan fees (note 1)	1,388	2,145
Total deductions	2,220,542	3,265,715
Net increase	406,753	3,719,064
Net assets available for plan benefits at:		
Beginning of year	36,755,108	33,036,044
End of year	$ 37,161,861	$ 36,755,108

See accompanying notes to financial statements.

1) Description of the Plan

The Middle River Aircraft Systems Salaried Savings Plan (the "Plan") is a defined contribution plan sponsored by MRA Systems, Inc. (the "Company"), a division of General Electric Aviation, for employees not covered by collective bargaining agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 12, 2010, the Plan's custodian and trustee changed from MG Trust Company LLC to Frontier Trust Company. Ascensus, Inc. is the recordkeeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in The Middle River Aircraft Systems Salaried Savings Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions, and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested entirely in shares of GE Common Stock and the remainder is held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) State Street Global Advisors ("SSgA") S&P 500 Index Fund – This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(e) GE Institutional Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(f) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(g) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Harbor International Fund – This fund seeks long-term total return, principally from growth of capital.

(i) Investment Company of America Fund – This fund seeks long-term growth of capital and income. The fund invests primarily in common stocks, most of which have a history of paying dividends.

(j) New Perspective Fund – This fund seeks long-term growth of capital and future income as its secondary objective. The fund normally invests in stocks of companies located around the world to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

(k) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This collective trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to contribute up to 17% of their eligible compensation, on a pre-tax or after-tax basis. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $16,500 in 2011 and 2010. For participants who were at least age 50 during the year, the 2011 and 2010 limit was generally $22,000.

Employer Contributions

The Company matches 50% of participant contributions up to 7% of eligible compensation.

Vesting

Participants are fully vested in their employee contributions, employer matching contributions, and related investment results.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Loans are repaid with interest in equal payments over the term of the loans by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount with written notice without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may not be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after-tax contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for six months after the hardship distribution.

On termination of service due to death, the designated beneficiary will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has a right under the Plan, to the extent permitted by the law, to discontinue its contributions and to terminate the Plans in accordance with the ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the plan (see note 2(g) Expenses). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Cash and Cash Equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll cycle of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investments transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(d) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. There are no restrictions as to the redemption of this investment nor does the plan have any contractual obligations to further invest in any of the funds.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies used to measure investments at fair value.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock and registered investment companies.

The Plan's ownership in the collective funds are carried at fair value based on the investment's net asset value per unit and is included in Level 2.

See note 4 for additional information.

(e) Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

All expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2011 and 2010:

	2011		2010	
GE Common Stock	$ 9,137,392	*	$ 8,831,070	*
Registered Investment Companies :				
SSgA S&SP Index Fund	4,221,949	*	4,013,577	*
GE Institutional Income Fund	2,676,599	*	2,582,563	*
GE Instituitional U.S Equity Fund	2,312,785	*	2,333,137	*
GE Institutional Strategic Investment Fund	1,381,352		1,394,776	
Columbia Acorn Select Fund	1,432,239		2,092,056	*
American Funds Growth Fund of America	1,255,283		1,281,135	
Harbor International Fund	2,104,521	*	2,088,448	*
Investment Company of America Fund	1,806,960		1,811,874	
New Perspective Fund	3,009,417		3,563,341	*
Total Registered Investment Companies	20,201,105		21,160,907	
Collective Trust Fund :				
Galliard Capital Management Stable Value Fund	7,205,687	**	6,147,623	**
Total investments at fair value	$ 36,544,184		$ 36,139,600	

* Investment option representing more than 5% of the Plan's net assets.
** Contract value at December 31, 2011 and 2010 for the Stable Value Fund was $6,956,271 and $5,995,576 respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments appreciated (depreciated) during 2011 and 2010 as follows:

	2011	2010
GE Common Stock	$ 136,379	$ 1,694,866
Registered Investment Companies	(1,498,224)	1,763,639
	$ (1,361,845)	$ 3,458,505

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 1.83% and 2.46% at December 31, 2011 and 2010, respectively. The average crediting interest rate was 2.95% and 3.16% at December 31, 2011 and 2010, respectively.

The Plan offers a number of investment options including the GE Common Stock Fund, a variety of investments in registered investment companies and a collective trust fund. The registered investment companies invest in US equities, international equities, and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 9,137,392	$ —	$ —	$ 9,137,392
Registered Investment Companies	20,201,105	—	—	20,201,105
Galliard Capital Management Stable Value Fund	—	7,205,687	—	7,205,687
Total investments at fair value	$ 29,338,497	$ 7,205,687	$ —	$ 36,544,184

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 8,831,070	$ —	$ —	$ 8,831,070
Registered Investment Companies	21,160,907	—	—	21,160,907
Galliard Capital Management Stable Value Fund	—	6,147,623	—	6,147,623
Total investments at fair value	$ 29,991,977	$ 6,147,623	$ —	$ 36,139,600

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2011 or 2010.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. The GE common stock of the GE Common Stock Fund is included in the fair value measurements table as Level 1 investments and the cash portion is included in cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits.

(5) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by General Electric Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and collective trust fund operating expenses, which include expenses paid to GEAM, reduce the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 28, 2003, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan's financial statements.

During 2011, incomplete reports provided by the Plan administrator caused a small group of notes receivable to be incorrectly processed. The Company corrected this by reamortizing the loans, where appropriate, within the five-year limit of Code section 72(p). The Company has also made improvements to the loan process to prevent this from occurring in the future.

On September 25, 2011 the Company's payroll department reported a notes receivable repayment of $4,656 to Ascensus, Inc. The Company inadvertently submitted a wire to Ascensus for $4,634 on October 3, 2011. Subsequently, the error was identified by the payroll department and an additional $22 was wired to the Plan on November 14, 2011. The Company has since performed weekly reconciliations between Company payroll and Ascensus reports.

(7) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions.

The following is a reconciliation of total investments per the financial statements at December 31, 2011 and 2010 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2011	2010
Total investments at fair value per financial statements	$ 36,544,184	$ 36,139,600
Notes receivable from participants	475,058	428,338
Total investments per the Form 5500	$ 37,019,242	$ 36,567,938

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net assets available for plan benefits per the financial statements	$ 37,161,861	$ 36,755,108
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	249,416	152,047
Net assets available for plan benefits per the Form 5500	$ 37,411,277	$ 36,907,155

	2011	2010
Total net increase per the financial statements	$ 406,753	$ 3,719,064
Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period	249,416	152,047
Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period	(152,047)	(31,205)
Total net income per the Form 5500	$ 504,122	$ 3,839,906

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common stock	510,184	$	9,137,392
*	SSgA S&P 500 Index Fund	Registered investment company	204,354		4,221,949
*	GE Institutional Income Fund	Registered investment company	277,081		2,676,599
*	GE Institutional U.S. Equity Fund	Registered investment company	208,924		2,312,785
*	GE Institutional Strategic Investment Fund	Registered investment company	129,461		1,381,352
	Columbia Acorn Select Fund	Registered investment company	60,637		1,432,239
	American Funds Growth Fund of America	Registered investment company	43,708		1,255,283
	Harbor International Fund	Registered investment company	40,124		2,104,521
	Investment Company of America Fund	Registered investment company	66,727		1,806,960
	New Perspective Fund	Registered investment company	115,083		3,009,417
	Galliard Capital Management Stable Value Fund	Collective trust fund	327,829		7,205,687
	Total investments at fair value				36,544,184
*	Notes receivable from participants (49 loans with interest rates from 4.25% to 9.25% and maturities from 1 month to 15 years)				475,058
	Total Assets (Held at End of Year)			$	37,019,242

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2011

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 22	$ 0	$ 22	$ 0	$ 0

On September 25, 2011 the Company's payroll department reported a notes receivable repayment of $4,656 to Ascensus, Inc. The Company inadvertently submitted a wire to Ascensus for $4,634 on October 3, 2011. Subsequently, the error was identified by the payroll department and an additional $22 was wired to the Plan on November 14, 2011. The Company has since performed weekly reconciliations between Company payroll and Ascensus reports.

See accompanying Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

The Middle Aircraft Systems Salaried Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 18, 2012, with respect to the statements of net assets available for benefits of The Middle Aircraft Systems Salaried Savings Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, and Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 11-K of The Middle River Systems Salaried Savings Plan.

KPMG LLP

New York, New York

June 18, 2012